SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )
________________________

Handy & Harman Ltd.
(Name of Subject Company)

________________________

Handy & Harman Ltd.
(Names of Filing Persons - Offeror)

________________________

Common Stock, Par Value $0.01
(Title of Class of Securities)

________________________

410315105
(CUSIP Number of Class of Securities)
________________________

James F. McCabe, Jr.
Senior Vice President and Chief Financial Officer
1133 Westchester Avenue, Suite N 222,
White Plains, New York 10604
(914) 461-1300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$7,728

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that $60 million in value of shares of common stock, par value $0.01 per share of Handy & Harman Ltd. will be purchased at the tender offer price of $24.00 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Handy & Harman Ltd., a Delaware Corporation (the “Company”) to purchase up to $60 million in value of its shares of common stock, par value $0.01 (“Common Stock”), at a price of $24.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated August 7, 2014 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.  Unless otherwise indicated, all references to “shares” are to the Company’s shares of Common Stock.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company and issuer is Handy & Harman Ltd., a Delaware corporation.  The address of the Company’s principal executive office is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604, and its telephone number is (914) 461-1300.

(b)
The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer, Section 1, General Terms of the Offer”, and  “The Offer, Section 2, Number of Shares; Proration” is incorporated herein by reference.  As of August 6, 2014, the Company had issued and outstanding approximately 12,884,715 of its shares of Common Stock.

(c)
Information about the trading market and price of the shares and dividends is set forth under ‘‘The Offer, Section 8, Price Range of Shares and Stockholders’’ of the Offer to Purchase and is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company

Warren G. Lichtenstein	Chairman of the Board of Directors
Jack L. Howard	Vice Chairman and Principal Executive Officer
Glen M. Kassan	Vice Chairman, Director
James F. McCabe, Jr.	Senior Vice President and Chief Financial Officer
Leonard J. McGill	Senior Vice President, Chief Legal Officer and Assistant Secretary
Patrick A. DeMarco	Director
Robert Frankfurt	Director
John H. McNamara, Jr.	Director
Garen W. Smith	Director
Jeffrey A. Svoboda	Director, Senior Vice President and President and Chief Executive Officer of Handy & Harman Group Ltd.

The address and telephone number of the Company, and each of its executive officers and directors is 1133 Westchester Avenue, Suite N222,White Plains, New York  10604, telephone number (914) 461-1300.  The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 13” of the Offer to Purchase is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of shares of our Common Stock by Directors and Executive Officers” is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Shares of our Common Stock by Directors and Executive Officers” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Securities Transactions” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
The Company has retained MacKenzie Partners, Inc. (“MacKenzie”) as the Information Agent in connection with the Offer and will pay MacKenzie a fee for its services.  In addition, MacKenzie is entitled to reimbursement of its reasonable out-of-pocket expenses.  MacKenzie may contact stockholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners.

The Company has retained Computershare Trust Company, N.A. (“Computershare”) to act as the Depositary in connection with the Offer and will pay Computershare a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.

Each of MacKenzie and Computershare will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Neither the Company nor any of its directors, officers or employees, nor the Information Agent or Depositary, makes any recommendation to unitholders as to whether to tender or refrain from tendering their units.

Item 10.	FINANCIAL STATEMENTS

Not applicable.

Item 11.	ADDITIONAL INFORMATION

(a)	(1)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Transactions and Agreements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Offer to Purchase for Cash, dated August 7, 2014.

(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated August 6, 2014 (Incorporated by reference to the Schedule TO-C filed by the Company on August 7, 2014).

(b)	(1)
Credit Agreement, dated as of November 8, 2012, by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K filed on February 28, 2013).

(2)
First Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of April 26, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 29, 2013).

(3)
Second Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of September 13, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 13, 2013).

(4)
Third Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of August 5, 2014 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 6, 2014).

(5)
Credit Agreement, dated as of June 3, 2014, by and among WHX CS Corp., the other entities joined as borrowers thereunder from time to time, the lenders party thereunder and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereunder (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(6)
Pledge Agreement, dated as of June 3, 2014, by WHX CS Corp. in favor of PNC Bank, National Association, as agent for the benefit of the lenders (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(d)	(1)	2007 Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 28, 2013).

(2)
Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 28, 2008 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed March 31, 2009).

(3)
Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 1, 2009 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(4)
Second Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 4, 2009 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(5)
Incentive Agreement, dated July 6, 2007, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(6)
Amendment to Incentive Agreement, dated as of January 1, 2009, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(7)
Management Services Agreement, dated as of January 1, 2012, by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on March 15, 2012).

(8)
First Amendment to Management Services Agreement by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC, dated as of March 27, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 2, 2013).

(g)	None.

(h)	Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

       Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANDY & HARMAN LTD.

By:	/s/ James F. McCabe, Jr.
Name:	James F. McCabe, Jr.
Title:	Senior Vice President and Chief Financial Officer

Date: August 7, 2014

Exhibit Index

Exhibit                           Description

(a)	(1)	(A)	Offer to Purchase for Cash, dated August 7, 2014.

(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated August 6, 2014 (Incorporated by reference to the Schedule TO-C filed by the Company on August 7, 2014).

(b)	(1)
Credit Agreement, dated as of November 8, 2012, by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K filed on February 28, 2013).

(2)
First Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of April 26, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 29, 2013).

(3)
Second Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of September 13, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 13, 2013).

(4)
Third Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of August 5, 2014 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 6, 2014).

(5)
Credit Agreement, dated as of June 3, 2014, by and among WHX CS Corp., the other entities joined as borrowers thereunder from time to time, the lenders party thereunder and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereunder (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(6)
Pledge Agreement, dated as of June 3, 2014, by WHX CS Corp. in favor of PNC Bank, National Association, as agent for the benefit of the lenders (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(d)	(1)	2007 Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 28, 2013).

(2)
Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 28, 2008 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed March 31, 2009).

(3)
Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 1, 2009 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(4)
Second Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 4, 2009 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(5)
Incentive Agreement, dated July 6, 2007, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(6)
Amendment to Incentive Agreement, dated as of January 1, 2009, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(7)
Management Services Agreement, dated as of January 1, 2012, by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on March 15, 2012).

(8)
First Amendment to Management Services Agreement by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC, dated as of March 27, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 2, 2013).

(g)	None.

(h)	Not applicable.